Exhibit 99.1




                              FOR IMMEDIATE RELEASE



Investors:                                      Media:
Emer Reynolds                                   Anita Kawatra
Ph:  353-1-709-4000                             Ph:  212-407-5755
     800-252-3526                                    800-252-3526


            ELAN ACHIEVES PRIMARY ENDPOINT IN PRIALT PHASE III TRIAL

 Amendment to New Drug Application expected to be filed with U.S. Food and Drug
                        Administration in second quarter


DUBLIN, IRELAND, JANUARY 7, 2004 --Elan Corporation, plc today announced that its recent Phase III trial for Prialt(TM) (ziconotide) met its primary endpoint in patients with severe chronic pain who had not achieved pain relief with other therapies including intrathecally delivered morphine. In the double-blind, placebo-controlled study, patients taking Prialt achieved statistically significant improvement at Week 3 in the Visual Analog Scale of Pain Intensity (VASPI) score, the most commonly used pain assessment scale for clinical trials. In the company's analysis, the treatment appears to be safe, efficacious, and well tolerated. Based on the positive results, the company expects to file an amendment to its New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) in the second quarter of 2004 and to bring the treatment to market no later than the first quarter of 2005.

Prialt is the first in a new class of non-opioid analgesics known as N-type calcium channel blockers, administered intrathecally for the treatment of severe chronic pain. Elan submitted an application for approval for marketing Prialt in the European Union in May 2003.

Dr. Lars Ekman, executive vice president and president, Research & Development, Elan, said, "We are very encouraged by these definitive findings with Prialt and believe that this is significant news for patients suffering with severe chronic pain, many of whom are not now adequately treated. This study fulfills the clinical requirement in response to the FDA's previous


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Elan Achieves Primary Endpoint in Prialt Phase III Trial
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approvable letter, and upon submission, we anticipate a six month review for the amendment to the NDA."

The FDA had previously issued an approvable letter for Prialt, in which the agency had requested additional information. This trial was conducted in response to the FDA's clinical request and designed with their input, studying 220 patients with severe chronic pain to demonstrate the efficacy and safety of lower doses of Prialt and a slower titration schedule than was used in two previous Phase III studies. In this clinical trial, there were few serious side effects, with an incidence similar to placebo. These data will be presented at a major scientific pain meeting this year.

As a non-opioid analgesic for patients with severe chronic pain such as neuropathic pain or pain secondary to cancer, Prialt addresses a significant unmet medical need. About two million patients in the U.S. with chronic pain fail to respond to existing comprehensive treatment. Of these, about 300,000 may be considered as potential candidates for intrathecal treatment, which could include Prialt. In order to make this treatment available to patients during the review process, a Treatment IND to make Prialt available on a limited basis to select pain centres in the United States will begin in the first quarter of 2004.

About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.


This document contains forward-looking statements about Elan's business prospects, including the receipt of regulatory approval for and the launch of Prialt, that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "expect, " "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the timing and outcome of the FDA's review of the Prialt NDA amendment; Elan's ability to effectively commercialize Prialt on a timely basis; the outcome of the ongoing SEC investigation and the shareholder and other pending litigation; the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of Elan's other research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products and products under development, including Prialt; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; the trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of




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Elan Achieves Primary Endpoint in Prialt Phase III Trial
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lawsuits; Elan's ability to protect its intellectual property; governmental laws and regulations affecting domestic and foreign operations; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.